Exhibit 99.1

HAFNIA LIMITED: Reminder of trading suspension on Euronext Oslo Børs

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, SOUTH AFRICA OR JAPAN, EXCEPT AS PERMITTED BY APPLICABLE LAW, OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL OR REQUIRES REGISTRATION OR ANY OTHER MEASURES.

THIS ANNOUNCEMENT IS NOT AN OFFER OF ANY OF THE SECURITIES DESCRIBED HEREIN FOR SALE IN THE UNITED STATES. THE SECURITIES MAY NOT BE OFFERED AND SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF THE SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF THE PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS WHICH MAY BE OBTAINED FROM THE COMPANY AND WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND ITS MANAGEMENT AND WILL CONTAIN FINANCIAL STATEMENTS.

24 September 2026

Reference is made to the stock exchange announcement made by Hafnia Limited (“Hafnia”, the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) on 23 September 2026, regarding a contemplated offering of ordinary shares in the Company (the “Offering”).

This is a reminder that a trading halt will be imposed on the Company’s ordinary shares that are trading on Euronext Oslo Børs today, 24 September 2026, from opening of trade until around 13:00 CEST, to facilitate an efficient bookbuilding process for the Offering.

A separate announcement regarding the outcome of the bookbuilding process for the Offering is expected to be made later today, prior to re-commencement of trading in the Company’s ordinary shares on Euronext Oslo Børs.

For further information, please contact:
Søren Steenberg Jensen
CEO Hafnia Limited
sst@hafnia.com

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.
As owners and operators of around 180 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4,000 employees onshore and at sea.
Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

Important Note

The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy, fairness or completeness.

Neither this announcement nor the information contained herein is for publication, distribution or release, in whole or in part, directly or indirectly, in or into or from Australia, Canada, Hong Kong, South Africa, Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. The publication, distribution or release of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offer of securities in the United States will be made only by means of a prospectus supplement and accompanying prospectus filed with the SEC pursuant to an effective registration statement under the Securities Act. Investors should read the prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein before making an investment decision. In any EEA Member State, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the EU Prospectus Regulation, i.e. only to investors who can receive the offer without an approved prospectus in such EEA Member State. The expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (together with any applicable implementing measures in any Member State).

This communication is only being distributed to and is only directed at persons in the United Kingdom that are “qualified investors” within the meaning of the EU Prospectus Regulation as it forms part of English law by virtue of the European Union (Withdrawal) Act 2018 and that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) high net worth entities, and other persons to whom this announcement may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Persons distributing this communication must satisfy themselves that it is lawful to do so.

This announcement and any information contained herein does not constitute a prospectus and has not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this announcement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) under Section 274 of the Securities and Futures Act 2001 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

NO ACTION HAS BEEN TAKEN BY THE COMPANY, THE MANAGERS OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD PERMIT AN OFFERING OF THE OFFER SHARES OR POSSESSION OR DISTRIBUTION OF THIS PRESS RELEASE OR ANY OFFERING OR PUBLICITY MATERIAL RELATING TO THE OFFER SHARES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE COMPANY AND THE MANAGERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

EACH PROSPECTIVE INVESTOR SHOULD PROCEED ON THE ASSUMPTION THAT IT MUST BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE OFFER SHARES. NONE OF THE COMPANY OR THE MANAGERS MAKE ANY REPRESENTATION AS TO (I) THE SUITABILITY OF THE OFFER SHARES FOR ANY PARTICULAR INVESTOR, (II) THE APPROPRIATE ACCOUNTING TREATMENT AND POTENTIAL TAX CONSEQUENCES OF INVESTING IN THE OFFER SHARES OR (III) THE FUTURE PERFORMANCE OF THE OFFER SHARES EITHER IN ABSOLUTE TERMS OR RELATIVE TO COMPETING INVESTMENTS.

THE MANAGERS ARE ACTING ON BEHALF OF THE COMPANY AND NO ONE ELSE IN CONNECTION WITH THE OFFERING AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF THE MANAGERS OR FOR PROVIDING ADVICE IN RELATION TO THE OFFER SHARES.

EACH OF THE COMPANY, THE MANAGERS AND THEIR RESPECTIVE AFFILIATES EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO UPDATE, REVIEW OR REVISE ANY STATEMENT CONTAINED IN THIS PRESS RELEASE WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under applicable laws, such as the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.